UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 Smith Street, Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

Amit R. Ghai
Controller
(832) 854-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the period of January 1, 2025, to December 31, 2025 (the “Reporting Period”), Chevron Corporation, through its consolidated subsidiaries (collectively, “Chevron”), contracted to manufacture certain products, and resold to third parties some of those products, containing one or more “conflict minerals” that are necessary to the products’ functionality, as defined by and within the meaning of Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 and Form SD promulgated thereunder (collectively, the “Conflict Mineral Rules”).

During the Reporting Period, Chevron contracted to manufacture certain catalysts, and resold to third parties some of those catalysts, containing a “conflict mineral” that is necessary to the catalyst’s functionality. These catalysts are used in certain refining processes. In addition, during the Reporting Period, Chevron completed the previously announced acquisition of Hess Corporation (together with its consolidated subsidiaries, “Hess”). Hess contracted to manufacture components of the Hess Toy Trucks product containing a “conflict mineral” that is necessary to the toy trucks’ functionality (Hess Toy Trucks together with catalysts, the “Covered Products”). The Hess Toy Trucks were sold to third parties.

For the Covered Products contracted to be manufactured and sold or resold to third parties, Chevron conducted in good faith a reasonable country of origin inquiry regarding conflict minerals contained in the Covered Products. The inquiry was reasonably designed to determine whether the conflict mineral contained in the product originated in the Democratic Republic of the Congo (“DRC”) or any country adjoining the DRC (each, a “Covered Country”) or was from recycled or scrap sources. The suppliers of the Covered Products each provided a written representation to Chevron stating that it is such supplier’s policy to obtain conflict minerals from outside of a Covered Country and to require all companies that supply this supplier with conflict minerals to certify or provide documentary evidence that these raw materials originate from outside a Covered Country. Based on this inquiry, Chevron has determined that it has no reason to believe that conflict minerals contained in such Covered Products may have originated in a Covered Country.

In addition, Chevron uses catalysts containing a conflict mineral in the refining process for products sold by Chevron. These catalysts are not intended to be consumed in the refining process and remain part of the refining apparatus; therefore, no traces of a conflict mineral should remain in the products sold by Chevron. Accordingly, we do not believe these products are within the scope of the Conflict Mineral Rules. Nevertheless, we have conducted in good faith a reasonable country of origin inquiry with respect to the conflict minerals contained in the catalysts. The inquiry included requesting and obtaining written representations from each supplier of the product stating that (i) the supplier conducted its own reasonable country of origin inquiry within the meaning of the Conflict Mineral Rules with respect to the conflict minerals included in the product manufactured for Chevron; and (ii) based on that inquiry, the supplier determined that the conflict minerals did not originate in a Covered Country or came from recycled or scrap sources, or that the supplier has no reason to believe that the conflict minerals may have originated in a Covered Country or that the conflict minerals did not come from recycled or scrap sources. In addition, certain suppliers provided other representations to a similar effect. Based on this inquiry, Chevron has determined that it has no reason to believe that the conflict minerals contained in the catalysts may have originated in a Covered Country.

The information in this Form SD is also available at www.chevron.com. The content of Chevron’s website referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chevron Corporation
(Registrant)

By:	/s/ Eimear P. Bonner	May 8, 2026
	Eimear P. Bonner	Date
Chief Financial Officer